Exhibit 99.2

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. TO ANNOUNCE SECOND QUARTER FISCAL YEAR 2011 RESULTS ON OCTOBER 7, 2010

Ottawa, Canada,  September 13, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that it will report its second quarter fiscal year 2011 results after the close of markets in North America on October 7, 2010.  The company will discuss the results on a conference call and webcast on October 8, 2010 beginning at 8:30 a.m. Eastern Time.

Webcast and Conference Call Details:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

The live webcast and presentation slides will be available at:

http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Investor Contact:	Media Contact:
John Lawlor	Nadine Kittle
VP, Investor Relations	Marketing Communications
DragonWave Inc.	DragonWave Inc.
jlawlor@dragonwaveinc.com	nkittle@dragonwaveinc.com
Tel: 613-895-7000	Tel: 613-599-9991 ext 2262